Exhibit 99.1

Interim Condensed Consolidated Financial Statements

June 30, 2013

(Expressed in U.S. dollars)

(Unaudited)

Contents

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Interim Condensed Consolidated Statements of Financial Position		3

Interim Condensed Consolidated Statements of Comprehensive Income/(Loss)		4

Interim Condensed Consolidated Statements of Changes in Equity		5

Interim Condensed Consolidated Statements of Cash Flow		6

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Corporate information	7

2.	Basis of preparation	7

3.	Subsidiaries	8

4.	Cash and cash equivalents	9

5.	Advances and accounts receivable	9

6.	Related party transactions	9

7.	Prepaid expenses and deposits	10

8.	Inventories	11

9.	Investment in associate	11

10.	Property, plant and equipment	12

11.	Exploration and evaluation assets	13

12.	Mine under construction	13

13.	Bank loans	14

14.	Employee retention allowance	14

15.	Provision for closure and reclamation	15

16.	Long-term debt	15

17.	Preference shares	16

18.	Share capital	17

19.	Share-based payments	18

20.	Commitments and contingencies	20

21.	Segmented reporting	21

22.	Production costs	24

23.	General and administrative expenses	24

24.	Financial risk management objectives and policies	24

25.	Non-cash transactions	28

Banro Corporation

Interim Condensed Consolidated Statements of Financial Position

(Expressed in thousands of U.S. dollars) (unaudited)

	Notes	June 30, 2013	December 31, 2012
		$	$
Assets
Current Assets
Cash and cash equivalents	4	43,182	27,049
Advances and accounts receivable	5	8,506	7,203
Due from related parties	6	101	97
Prepaid expenses and deposits	7	16,594	8,283
Inventories	8	21,785	17,999
Total Current Assets		90,168	60,631

Non-Current Assets
Investment in associate	9	1,260	1,459
Property, plant and equipment	10	312,110	307,739
Exploration and evaluation	11	106,197	95,733
Mine under construction	12	247,957	170,225
Total Non-Current Assets		666,688	575,156

Total Assets		757,692	635,787

Liabilities and Shareholders' Equity
Current Liabilities
Accounts payable		33,627	48,380
Accrued liabilities		12,810	6,424
Bank loans	13	18,750	-
Due to related parties	6	627	66
Employee retention allowance	14	2,610	2,170
Total Current Liabilities		68,424	57,040

Provision for closure and reclamation	15	1,645	777
Long-term debt	16	156,642	154,685
Bank loans	13	11,250	-
Preference shares	17	27,453	-

Total Liabilities		264,578	212,502

Shareholders' Equity
Share capital	18	518,693	456,738
Warrants	16, 18	13,252	13,252
Contributed surplus	19	41,511	37,610
Accumulated other comprehensive (loss) income		(70)	8
Deficit		(81,108)	(84,323)
Total Shareholders' Equity		492,278	423,285
Total Liabilities and Shareholders' Equity		757,692	635,787

Commitments	20	-	-

Common shares (in thousands)
Authorized		Unlimited	Unlimited
Issued and outstanding		252,101	201,882

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation

Interim Condensed Consolidated Statements of Comprehensive Income/(Loss)

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
		$	$	$	$
Operating Revenue		24,484	-	57,653	-

Operating Expenses
Production costs	22	(15,265)	-	(31,740)	-
Depletion and depreciation	10	(6,686)	-	(12,426)	-
Total mine operating expenses		(21,951)	-	(44,166)	-

Earnings from mine operations		2,533	-	13,487	-

Other Expenses
General and administrative	23	(5,398)	(1,744)	(7,233)	(3,733)
Share-based payments	19	(921)	(1,794)	(2,600)	(3,146)
Transaction costs	17	(2,282)	-	(2,282)	-
Foreign exchange gain		(638)	(101)	(431)	(13)
Interest and bank expenses	13,16	(1,094)	(635)	(2,450)	(856)
Interest income		101	98	101	137
(Loss)/Earnings from operations		(7,699)	(4,176)	(1,408)	(7,611)

Loss on disposal of property, plant and equipment	10	-	-	(1)	-
Share of loss from investment in associate	9	(31)	(44)	(52)	(79)
Dilution (loss)/gain from investment in associate	9	(74)	49	(74)	49
Gain on change in fair value of derivative liability	17	5,447	-	5,447	-
Dividends paid	17	(697)	-	(697)	-

(Loss)/Earnings for the period		(3,054)	(4,171)	3,215	(7,641)

Item that may be reclassified to profit or loss:
Foreign currency translation differences of foreign associate	9	(46)	(34)	(78)	(3)
Total comprehensive income/(loss) for the period		(3,100)	(4,205)	3,137	(7,644)

(Loss)/Earnings per share, basic	18c	(0.01)	(0.02)	0.01	(0.04)
(Loss)/Earnings per share, diluted	18c	(0.01)	(0.02)	0.01	(0.04)

Weighted average number of common shares outstanding
Basic	18c	238,304	200,533	220,194	199,900
Diluted	18c	238,304	203,388	220,194	203,071

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation

Interim Condensed Consolidated Statements of Changes in Equity

(Expressed in thousands of U.S dollars) (unaudited)

		Share capital
	Notes	Number of common shares (in thousands)	Amount $	Warrants $	Contributed Surplus $	Currency Translation Adjustment $	Deficit $	Total Shareholder's Equity $
Balance at January 1, 2012		197,076	440,738	-	28,061	(27)	(79,762)	389,010
Net loss for the period		-	-	-	-	-	(7,641)	(7,641)
Share-based compensation	19	-	-	-	7,186	-	-	7,186
Stock options exercised		3,570	11,551	-	(3,692)	-	-	7,859
Warrants issued	18	-	-	13,252	-	-	-	13,252
Foreign currency translation differences of foreign investment in associate	9	-	-	-	-	(3)	-	(3)
Balance at June 30, 2012		200,646	452,289	13,252	31,555	(30)	(87,403)	409,663

Net profit for the period		-	-	-	-	-	3,080	3,080
Share-based compensation	19	-	-	-	7,632	-	-	7,632
Stock options exercised		1,156	4,094	-	(1,484)	-	-	2,610
Warrants exercised	18b	80	355	-	(93)	-	-	262
Foreign currency translation differences of foreign investment in associate	9	-	-	-	-	38	-	38
Balance at December 31, 2012		201,882	456,738	13,252	37,610	8	(84,323)	423,285

Net earnings for the period		-	-	-	-	-	3,215	3,215
Issued common shares	18	50,219	61,955	-	-	-	-	61,955
Issued broker warrants		-	-	-	104	-	-	104
Share-based compensation	19	-	-	-	3,797	-	-	3,797
Foreign currency translation differences of foreign investment in associate	9	-	-	-	-	(78)	-	(78)
Balance at June 30, 2013		252,101	518,693	13,252	41,511	(70)	(81,108)	492,278

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation

Interim Condensed Consolidated Statements of Cash Flow

(Expressed in thousands of U.S dollars) (unaudited)

		For the three months ended		For the six months ended
	Notes	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
		$	$	$	$

Cash flows from operating activities
Net earnings/(loss) for the period		(3,054)	(4,171)	3,215	(7,641)
Adjustments to reconcile earnings (loss) to net cash provided by (used in) operating activities
Depletion and depreciation	10	6,698	11	12,451	15
Unrealized foreign exchange (gain)/ loss		1,063	(41)	1,030	(7)
Share of loss from investment in associate	9	31	44	52	79
Share based payments	19	921	1,794	2,600	3,146
Employee retention reserve		218	-	218	-
Financing costs	16	653	84	1,974	112
Fair value of preferred shares	17	(5,447)	-	(5,447)	-
Accretion on closure and reclamation	15	-	-	32	-
Loss on disposal of property, plant and equipment	10	-	-	1	-
Gain on dilution	9	74	(49)	74	(49)
Interest paid	16	-	-	(1,024)	-
Changes in non-cash working capital
Advances and accounts receivable		(578)	(5,550)	(1,302)	(8,172)
Due from related parties		(5)	(8)	(4)	(34)
Prepaid expenses and deposits		(6,974)	(4,848)	(8,321)	(14,778)
Inventory		(2,237)	-	(3,786)	-
Accounts payable		(1,797)	259	2,250	290
Accrued liabilities		4,098	302	1,535	(241)
Employee retention allowance		(77)	55	(64)	97
Due to related parties		305	20	560	112
Net cash flows provided by/(used in) operating activities		(6,108)	(12,098)	6,044	(27,071)

Cash flows from investing activities
Acquisition of property, plant, and equipment		(10,523)	(2,705)	(19,366)	(3,054)
Disposal of property, plant, and equipment		-	-	-	10
Expenditures on exploration and evaluation	11	(6,410)	(6,896)	(11,859)	(14,488)
Expenditures on mine under construction, net of pre-production revenue	12	(41,617)	(16,518)	(71,559)	(26,205)
Interest paid	16	-	-	(7,654)	-
Advances from associate	9	-	-	(5)	-
Net cash used in investing activities		(58,550)	(26,119)	(110,443)	(43,737)

Cash flows from financing activities
Gross proceeds from common share issuances	18	66,412	332	66,412	8,361
Issuance costs related to common share issuances	18	(4,456)	(45)	(4,456)	(502)
Gross proceeds from preference share issuances	17	32,900	-	32,900	-
Issuance costs related to preferance share issuances	17	(2,178)	-	(2,178)	-
Payment of dividends		(697)	-	(697)	-
Gross proceeds from units	16, 18b	-	-	-	165,020
Issuance costs related to units	16, 18b	-	(119)	-	-
Proceeds from bank loans, net of repayments	13	-	-	30,000	-
Line of credit/(repayment)		-	-	-	(5,626)
Net cash provided by financing activities		91,981	168	121,981	167,253

Effect of foreign exchange on cash held in foreign currency		(1,434)	(50)	(1,449)	(6)
Net increase/(decrease) in cash during the period		25,889	(38,099)	16,133	96,439
Cash and cash equivalents, beginning of the period		17,293	144,234	27,049	9,696
Cash and cash equivalents, end of the period		43,182	106,135	43,182	106,135

Non-cash transactions (Note 25)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

1.	Corporate information

Banro Corporation’s business focus is the exploration, development and production of mineral properties in the Democratic Republic of the Congo (the “Congo”). Banro Corporation (the “Company”) was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

These interim condensed consolidated financial statements as at and for the three and six-month periods ended June 30, 2013 include the accounts of the Company and of its wholly-owned subsidiary incorporated in the United States, Banro American Resources Inc., as well as its subsidiary in Barbados, Banro Group (Barbados) Limited. In June 2013, the Company completed a reorganization of its wholly-owned subsidiaries incorporated in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL, to now be held under the respective wholly-owned subsidiaries of Banro Group (Barbados) Limited, comprising of Banro Congo (Barbados) Limited, Kamituga (Barbados) Limited, Lugushwa (Barbados) Limited, Namoya (Barbados) Limited and Twangiza (Barbados) Limited.

The Company is a publicly traded company whose outstanding common shares are listed for trading on the Toronto Stock Exchange and on the NYSE MKT LLC. Banro’s Series A Preference Shares are listed on the Canadian National Stock Exchange. The head office of the Company is located at 1 First Canadian Place, 100 King St. West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.

2.	Basis of preparation

a)	Statement of compliance

These interim condensed consolidated financial statements as at and for the three and six-month periods ended June 30, 2013, including comparatives, have been prepared in accordance with International Accounting Standards (“IAS”) 34 ‘Interim Financial Reporting’ (“IAS 34”) using accounting policies consistent with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The disclosure contained in these interim condensed consolidated financial statements does not include all the requirements in IAS 1 Presentation of Financial Statements (“IAS 1”). Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2012, which includes information necessary to understand the Company’s business and financial statement presentation.

b)	Basis of measurement

These interim condensed consolidated financial statements have been prepared on the historical cost basis, except for certain financial assets which are presented at fair value.

c)	Summary of significant accounting policies

These interim condensed consolidated financial statements have been prepared using the same accounting policies and methods of computation as presented in Note 2 of the annual consolidated financial statements of the Company for the year ended December 31, 2012, except for those newly adopted accounting standards noted below.

The Company has applied the following new and revised IFRSs in these interim condensed consolidated financial statements: IFRS 10 Consolidated financial statements (“IFRS 10”), IFRS 13 fair value measurements (“IFRS 13”), IAS 1 Presentation of financial statements (“IAS 1”), IAS 27 Separate financial statements (“IAS 27”), and IAS 28 Investments in associates and joint ventures.

d)	Use of estimates and judgments

The preparation of these interim condensed consolidated financial statements in conformity with IFRS as issued by the IASB requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

e)	Accounting Standards Issued But Not Yet Effective

The Company has reviewed new and revised accounting pronouncements that have been issued but are not yet effective and determined that the following may have an impact on the Company:

IFRS 9 Financial instruments (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 replaces the multiple rules in IAS 39 with a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015. The Company is currently evaluating the impact of IFRS 9 on its consolidated financial statements.

An amendment to IAS 32, Financial Instruments: presentation (“IAS 32”) was issued by the IASB in December 2011. The amendment clarifies the meaning of ‘currently has a legally enforceable right to set-off’. The amendments to IAS 32 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 36, Impairment of Assets (“IAS 36”) was issued by the IASB in May 2013. The amendment reduces the circumstances in which the recoverable amount of assets or cash-generating units are required to be disclosed, clarifies the disclosures required, and introduces an explicit requirement to disclose the discount rate used in determining impairment. The amendments to IAS 36 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

An amendment to IAS 39, Financial Instruments: recognition (“IAS 39”) was issued by the IASB in June 2013. The amendment clarifies that there is no need to discontinue hedge accounting if a hedging derivative is novated, provided certain criteria are met. A novation indicates an event where the original parties to a derivative agree that one or more clearing counterparties replace their original counterparty to become the new counterparty to each of the parties. The amendments to IAS 39 are effective for annual periods beginning on or after January 1, 2014. The Company does not expect the standard to have a material impact on its consolidated financial statements.

In May 2013, IFRS Interpretation Committee (“IFRIC”) published IFRIC Interpretation 21, Levies (“IFRIC 21”), effective for annual periods beginning on or after January 1, 2014. IFRIC 21 provides guidance on when to recognize a liability for a levy imposed by a government. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. The Company does not expect the standard to have a material impact on its consolidated financial statements.

3.	Subsidiaries

The following table lists the Company’s subsidiaries:

Name of Subsidiary	Place of Incorporation	Proportion of Beneficial Common Share Ownership Interest	Principal Activity
Twangiza Mining SARL	Democratic Republic of the Congo	100%	Mining
Namoya Mining SARL	Democratic Republic of the Congo	100%	Mining
Lugushwa Mining SARL	Democratic Republic of the Congo	100%	Mining
Kamituga Mining SARL	Democratic Republic of the Congo	100%	Mining
Banro Congo Mining SARL	Democratic Republic of the Congo	100%	Mining
Banro American Resources Inc.	United States of America	100%	Inactive
Banro Group (Barbados) Limited	Barbados	100%	Holding and Financing

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

4.	Cash and cash equivalents

Cash and cash equivalents of the Company include cash on hand, deposits held at financial institutions, and other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts.

	June 30, 2013	December 31, 2012

Cash	$42,848	$25,951
Cash equivalents	334	1,098
	$43,182	$27,049

5.	Advances and accounts receivable

Advances of the Company include receivables relating to value-added taxes (“VAT”) in the amount of $8,012 (December 31, 2012 - $6,773), as well as advances to employees. Accounts receivables include trade receivables resulting from revenues generated by Twangiza Mining SARL. There is no allowance on the VAT receivables or advances to employees outstanding as at June 30, 2013, as all advances are expected to be recovered.

	June 30, 2013	December 31, 2012

Other advances	$494	$430
VAT receivable	8,012	6,773
	$8,506	$7,203

6.	Related party transactions

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation, and are not disclosed in this note.

a)	Key Management Remuneration

The Company’s related parties include key management. Key management includes directors (executive and non-executive), the Chief Executive Officer (“CEO”), the Chief Financial Officer, and the Vice Presidents reporting directly to the CEO. The remuneration of the key management of the Company as defined above, during the three and six-month periods ended June 30, 2013 and 2012 was as follows:

	Three Months Ended		Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	$	$	$	$
Short-term employee benefits	1,335	760	2,337	4,606
Other benefits	14	25	39	53
Employee retention allowance	57	5	107	70
Share-based payments	-	522	-	9,018
Other long-term employee benefits	3,014	-	3,014	-
	4,420	1,312	5,497	13,747

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

During the three and six-month periods ended June 30, 2013, directors fees of $64 and $123, respectively (three and six-month period ended June 30, 2012 - $64 and $136, respectively) were paid to non-executive directors of the Company.

Other long-term employee benefits of $3,014, comprises the remainder of the $3,600 settlement amount agreed upon with the Company’s former CEO relating to his departure and is payable over 35 monthly installments of $86. The Company also issued 500 share appreciation rights to the former CEO as a part of the settlement exercisable at a price of Cdn$2.30 and which expire in June 2015.

b)	Other Related Parties

	June 30, 2013	December 31, 2012
	$	$
Due from related parties	101	97
Due to related party	627	66

During the three and six-month periods ended June 30, 2013, legal fees of $882 and $1,251, respectively (three months and six-month periods ended June 30, 2012 - $137 and $672, respectively), incurred in connection with the Company’s preferred and common share financing as well as general corporate matters, were paid to a law firm of which one partner is a director of the Company. As at June 30, 2013, the balance of $627 (December 31, 2012 - $66) owing to this legal firm was included in accounts payable.

During the three and six-month periods ended June 30, 2013, the Company incurred common expenses of $15 and $83, respectively (three and six-months periods ended June 30, 2012 - $99 and $136, respectively) in the Congo together with Loncor Resources Inc. (“Loncor”), a corporation with common directors. As at June 30, 2013, an amount of $101 (December 31, 2012 – $94) owing from Loncor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three and six-month periods ended June 30, 2013, the Company incurred common expenses of $6 and $66, respectively (three and six-month periods ended June 30, 2012 - $176 and $192, respectively) with Gentor Resources Inc. (“Gentor”), a corporation with common directors. As at June 30, 2013, an amount of $nil (December 31, 2012 - $nil) owing from Gentor was included in due from related parties in the interim condensed consolidated statements of financial position.

During the three and six-month periods ended June 30, 2013, $5 was repaid to Delrand Resources Limited (“Delrand”) with respect to the Company’s share of prior period common expenses in the Congo. As at June 30, 2013, an amount of $1 (December 31, 2012 - $nil) was due to Delrand. Amounts due to Delrand are included in Investment in Associate.

These transactions are in the normal course of operations and are measured at the exchange amount.

7.	Prepaid expenses and deposits

Prepaid expenses and deposits comprise mainly $5,310 (December 31, 2012 - $1,869) of advances to suppliers of Twangiza Mining SARL and $10,196 (December 31, 2012 - $3,944) of prepayments to suppliers of Namoya Mining SARL.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

8.	Inventories

	June 30, 2013	December 31, 2012
	$	$
Gold bullion	2,567	2,853
Gold-in-process	732	1,075
Stockpile ore	1,481	663
Parts and supplies inventory	17,005	13,408
	21,785	17,999

During the three and six-month periods ended June 30, 2013 the Company recognized $7,562 and $14,901, respectively, (three and six-month periods ended June 30, 2012 - $nil) of inventories consumed at the Twangiza Mine as an expense.

9.	Investment in associate

The Company’s investment in Delrand, which meets the definition of an associate of the Company, is summarized as follows:

Delrand Resources Limited	June 30, 2013	December 31, 2012

Percentage of ownership interest	30.16%	33.60%
Common shares held	17,717	17,717
Total investment	$1,260	$1,459

Delrand is a publicly listed entity on the Toronto Stock Exchange and the JSE Limited in South Africa, involved in the acquisition and exploration of mineral properties in the Congo. It has an annual reporting date of June 30. The Company’s investment in Delrand is accounted for in the interim condensed consolidated financial statements using the equity method. The fair value of the Company’s investment in Delrand, based on the closing price of Delrand’s shares on the Toronto Stock Exchange as at June 30, 2013, is $1,685 (December 31, 2012 - $3,561). For the three and six-month periods ended June 30, 2013, the Company’s share of loss in the results of Delrand was $31 and $52, respectively (three and six-month periods ended June 30, 2012 –$44 and $79, respectively). In May 2013, Delrand completed a private placement of shares for gross proceeds of $265, reducing the Company’s ownership interest in Delrand from 33.60% to 30.16% which resulted in a dilution gain of $74 for the three and six month periods ended June 30, 2013 (three and six-month periods ended June 30, 2012 –$49).

The Company’s investment in Delrand is summarized as follows:

Balance at December 31, 2011	$1,505
Share of loss	(130)
Dilution gain	49
Cumulative translation adjustment	35
Balance at December 31, 2012	1,459
Share of loss	(52)
Dilution gain	(74)
Repayment of advances	5
Cumulative translation adjustment	(78)
Balance at June 30, 2013	$1,260

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

10.	Property, plant and equipment

The Company’s property, plant and equipment are summarized as follows:

	Mining assets	Plant and equipment	Total
	$	$	$
Cost
Balance at January 1, 2012	-	33,996	33,996
Additions	8,880	23,203	32,083
Transfers	54,771	211,305	266,076
Disposals	-	(1,628)	(1,628)
Balance at December 31, 2012	63,651	266,876	330,527
Additions	15,542	4,697	20,239
Transfers	-	-	-
Disposals	-	(4)	(4)
Balance at June 30, 2013	79,193	271,569	350,762

Accumulated Depreciation
Balance at January 1, 2012	-	9,859	9,859
Depreciation for the year	-	10,272	10,272
Depletion for the year	3,942	-	3,942
Disposals	-	(1,285)	(1,285)
Balance at December 31, 2012	3,942	18,846	22,788
Depreciation for the period	-	11,492	11,492
Depletion for the period	4,375	-	4,375
Disposals	-	(3)	(3)
Balance at June 30, 2013	8,317	30,335	38,652

Carrying amounts
Balance at December 31, 2012	59,709	248,030	307,739
Balance at June 30, 2013	70,876	241,234	312,110

During the six months ended June 30, 2013, the Company removed from its accounting records assets with a total cost of $4 (June 30, 2012 - $nil) that were no longer in use. This resulted in a loss of $1 (June 30, 2012 - $nil), which is reflected in the interim condensed consolidated statement of comprehensive income (loss). The Company’s property, plant and equipment in the Congo are pledged as security as part of the Company’s debt offering of March 2012 and the bank loans (notes 13 and 16).

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

11.	Exploration and evaluation assets

The following table summarizes the Company’s tangible exploration and evaluation expenditures with respect to its five properties in the Congo:

	Twangiza	Namoya	Luguswha	Kamituga	Banro Congo Mining	Total
Cost	$	$	$	$	$	$
Balance as at January 1, 2012	16,266	51,921	36,014	6,646	2,595	113,442
Additions	6,413	10,021	8,834	8,825	99	34,192
Transfer to mines under construction	-	(51,921)	-	-	-	(51,921)
Balance as at December 31, 2012	22,679	10,021	44,848	15,471	2,694	95,713
Additions	2,899	2,285	2,525	2,718	37	10,464
Balance as at June 30, 2013	25,578	12,306	47,373	18,189	2,731	106,177

There is approximately $20 of intangible exploration and evaluation expenditures as at June 30, 2013. The intangible exploration and evaluation expenditures, representing mineral rights held by Banro Congo Mining, have not been included in the table above.

a.	Twangiza

The 1,156 square kilometre Twangiza property is located in the South Kivu Province of the Congo, approximately 45 kilometres south of the town of Bukavu, the provincial capital. The Twangiza property consists of six exploitation permits held by Twangiza Mining SARL, a Congo registered subsidiary of the Company. Exploration and evaluation expenditures indicated in the table above are with respect to targets and prospects outside the Twangiza Main and Twangiza North deposits.

b.	Namoya

The Namoya property consists of one exploitation permit covering an area of 172 square kilometres and is located in the Maniema province in the east of the Congo, approximately 225 kilometres southwest of the Town of Bukavu. Namoya Mining SARL, which is a Congo registered subsidiary of the Company, has a 100% interest in the said permit.

c.	Lugushwa

The Lugushwa property consists of three exploitation permits covering an area of 641 square kilometres and is located approximately 150 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s Congo registered subsidiary, Lugushwa Mining SARL, has a 100% interest in the said permits.

d.	Kamituga

The Kamituga property consists of three exploitation permits covering an area of 643 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu province in the east of the Congo. The Company’s Congo registered subsidiary, Kamituga Mining SARL, has a 100% interest in the said permits.

e.	Banro Congo Mining

The Company’s Congo subsidiary, Banro Congo Mining SARL, holds 14 exploration permits covering an aggregate of 2,638 square kilometres of ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa properties and northwest of Namoya.

12.	Mine under construction

Development expenditures with respect to the construction of the Company’s Twangiza mine and Namoya project are as follows:

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	Twangiza Mine	Namoya Mine	Total
Cost	$	$	$
Balance as at January 1, 2012	277,850	-	277,850
Additions	72,532	118,304	190,836
Pre-production commercial revenue	(68,112)	-	(68,112)
Transfers	(282,270)	51,921	(230,349)
Balance as at December 31, 2012	-	170,225	170,225
Additions	-	77,732	77,732
Balance as at June 30, 2013	-	247,957	247,957

Mine under construction is not amortized until construction is completed. This is signified by the formal commissioning of a mine for production.

13.	Bank loans

	Current	Non-current	Total
	$	$	$
Balance at December 31, 2011	5,625	-	-
Withdrawals	9,375	-	-
Interest	182	-	-
Repayments	(15,182)	-	-
Balance at December 31, 2012	-	-	-
Withdrawals	28,750	11,250	40,000
Repayments	(10,000)	-	(10,000)
Balance at June 30, 2013	18,750	11,250	30,000

In February 2013, the Company announced the arrangement of two credit facilities. The credit facilities for $30 million were completed with two commercial banks in the Congo, Rawbank and Ecobank, each for $15 million, and at rates of 9% and 8.5% interest, respectively. The Rawbank facility (including accrued interest) is repayable in six equal monthly installments, renegotiated to start in January 2014 while the Ecobank facility is repayable on a quarterly basis from March 31, 2014. The Company has accrued interest on the credit facilities of $120 for the six months ended June 30, 2013 (December 31, 2012 - $nil) under accrued liabilities in its consolidated statement of financial position. The Company has recorded interest expense of $341 and $570, respectively, for the three and six months ended June 30, 2013 (three and six months ended June 30, 2012 - $nil) and $319 was recorded in mine under construction during the six months ended June 2013 (December 31, 2012 - $nil). An additional $10 million bridge loan was drawn from Rawbank in April 2013 and was repaid May 31, 2013 with accrued interest of $176 that was capitalized to mine under construction.

14.	Employee retention allowance

The Company has an incentive employee retention plan under which an amount equal to one-month salary per year of service is accrued to each qualified employee up to a maximum of 10 months (or 10 years of service with the Company). To qualify for this retention allowance, an employee must complete two years of service with the Company. The full amount of retention allowance accumulated by a particular employee is paid out when the employee is no longer employed with the Company, unless there is a termination due to misconduct, in which case the retention allowance is forfeited. There is uncertainty about the timing of these outflows but with the information available and assumption that eligible employees will not be terminated due to misconduct, as at June 30, 2013, the Company had accrued a liability of $2,610 (December 31, 2012 - $2,170).

The following table summarizes information about changes to the Company’s employee retention allowance during the six months ended June 30, 2013.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

$
Balance at December 31, 2011	1,385
Additions	878
Payments to employees	(93)
Balance at December 31, 2012	2,170
Additions	504
Payments to employees	(64)
Balance at June 30, 2013	2,610

15.	Provision for closure and reclamation

It is the Company’s intention to protect the land on which it operates in accordance with best practices of the mining industry and to comply with all applicable laws governing protection of the environment. As such, the Company recognizes a provision related to its constructive and legal obligation in the Congo to restore its properties. The cost of this obligation is determined based on the expected future level of activity and costs related to decommissioning the mines and restoring the properties. The provision for the Twangiza Mine is calculated at the net present value of the future expected cash outflows using an interest rate in the Congo of 20%, a mine life of 12 years, and estimated future cash costs of $6,566. The provision for the Namoya Mine is calculated at the net present value of the future expected cash outflows using an interest rate in the Congo of 20%, a mine life plus expected time to reclaim land of 10 years, and estimated future cash costs of $5,669. For the three and six-month periods ended June 30, 2013, the Company recorded an accretion expense of $nil and $32, respectively (three and six month period ended June 30, 2012 - $nil). As at June 30, 2013, the Company had a provision for mine closure and reclamation of $1,645 (December 31, 2012 - $777).

	Twangiza	Namoya
	Mine	Mine	Total
	$	$	$

Balance at December 31, 2011	767	-	767
Unwinding of the discount rate	10	-	10
Balance at December 31, 2012	777	-	777
Unwinding of the discount rate	32	-	32
Additions	-	836	836
Balance at June 30, 2013	809	836	1,645

16.	Long-term debt

On March 2, 2012, the Company closed a debt offering for gross proceeds of $175,000 (the ‘‘Offering’’). A total of 175,000 units (the ‘‘Units’’) of the Company were issued. Each Unit consisted of $1 principal amount of notes (“the Notes”) and 48 common share purchase warrants (“the Warrants”) of the Company. The Notes will mature March 1, 2017 and bear interest at a rate of 10%, accruing and payable semi-annually in arrears on March 1 and September 1 of each year. The second interest payment date was March 1, 2013 and consisted of interest accrued from and including September 1, 2012 until February 28, 2013. Each Warrant entitles the holder thereof to acquire one common share of the Company at a price of $6.65 for a period of five years, expiring March 1, 2017.

The Company has recognized the long-term debt portion of the Units, at its fair value of $160,959 less transaction costs of $9,197, in its consolidated statement of financial position. The residual value of $14,041 less $789 in transaction costs has been attributed to the Warrants. As a portion of the proceeds from the Offering is attributable to the construction of the Namoya mine, the Company has been capitalizing the related portion of all borrowing costs calculated using a capitalization rate of 88%. As at June 30, 2013, the fair value of the long-term debt is $101,162 (December 31, 2012 - $148,372). For the three and six-month periods ended June 30, 2013, the Company capitalized borrowing costs of $4,700 and $9,401, respectively,(three and six-month periods ended June 30, 2012 – $4,444 and $5,925, respectively) to mine under construction and recognized $653 and $1,266, respectively, (three and six-month periods ended June 30, 2012 - $617 and $823, respectively) of borrowing costs under interest expense in its interim condensed consolidated statement of comprehensive income/(loss). The Company has accrued interest on the long-term debt of $5,833 (December 31, 2012 - $5,801) under accrued liabilities in its consolidated statement of financial position.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	Payments due by period
	Total	Less than one year	One to three years	Three to four years	After four years
Long-term debt	$175,000	$-	$-	$175,000	$-
Long-term debt interest	$70,000	$17,500	$52,500	$-	$-

17.	Preference shares

a)	Authorized

The Company may issue preference shares at any time and from time to time in one or more series with designations, rights, privileges, restrictions and conditions fixed by the board of directors. The preference shares of each series shall be ranked on a parity with the preference shares of every other series and are entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in payment of dividends and the return of capital and the distribution of assets of the Company in the event of liquidation, dissolution or winding up of the Company. All share amounts are presented in thousands.

b)	Issued

On April 25, 2013 (the “Closing Date”), the Company issued 116 series A preference shares of the Company at a price of $25 per series A preference share and 1,200 preferred shares of a subsidiary (“Subco”) of the Company (the “Subco Shares”) combined with 1,200 associated series B preference shares of the Company at a price of $25 per combined Subco Share and series B preference share, for gross aggregate proceeds of $32,900. Collectively, the said Series A Preference Shares and Subco Shares are referred to as the “Preference Shares”.

Quarterly preferential cumulative cash dividends will accrue and, if, as and when declared by the applicable board of directors, and are payable on the last day of each of March, June, September and December in each year from the date of issuance. The amount of dividends that will accrue on the Preference Shares on any dividend payment date shall generally be an amount per share equal to the product obtained by multiplying (i) the Dividend Liquidation Preference (which is defined in the Company’s articles of amendment dated April 23, 2013) on such dividend payment date by (ii) the quotient obtained by dividing (A) the Production Schedule Yield (which is defined in the Company’s articles of amendment dated April 23, 2013 and which generally will vary between 10% and 15% depending on the aggregate monthly production level at the Company’s operating mines on such dividend payment date by (B) four.

The Preference Shares are not redeemable at the option of the Company or Subco, as applicable, until the later of (i) the first date on which the Company and its subsidiaries have achieved total cumulative gold production of 800,000 ounces from and including the Closing Date and (ii) the date that is five years from the Closing Date.

Commencing on the first day after the date that is five years from the Closing Date, for so long as the Company and its subsidiaries have achieved total cumulative gold production that is less than 800,000 ounces from the Closing Date, each holder of the Preference Shares will have the option at any time to require the Company or Subco, as applicable, to redeem all or a part of its Preference Shares.

Commencing on the tenth anniversary of the Closing Date, each holder of a Preference Share will have the option at any time to require the Company or Subco, as applicable, to redeem the Preference Shares legally available for such purpose.

The Company has classified the Preference Shares as financial liabilities through profit or loss for reporting purposes given that the shares are a derivative since they may possibly be redeemed at the option of the holder at a future date at a value based on future circumstances. The Preference Shares are revalued at each reporting date, with a gain or loss reported on the Company’s consolidated statement of comprehensive income/(loss). On issuance, the Company recognized the Preference Shares at their fair value (net of transaction costs) of $30,832 in its consolidated statement of financial position. As at June 30, 2013, the Company has recognized the Preference Shares at their fair value of $27,939 and a related gain on the change in fair value of the derivative financial liability of $3,379.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Issued and outstanding Preference Shares are as follows:

	Number of Preference Shares	Fair Value on Issuance	Fair Value
	(in thousands)	$	$
Series A
Issued on April 25, 2013	116	2,900	2,900
Change in fair value during the period	-	-	(480)
Balance at June 30, 2013	116	2,900	2,420

Subco Shares*
Issued on April 25, 2013	1,200	30,000	30,000
Change in fair value during the period	-	-	(4,967)
Balance at June 30, 2013	1,200	30,000	25,033

Total Balance at June 30, 2013			27,453

* There is another 1,200 series B preference shares of the Company associated with the Subco Shares.

18.	Share capital

a)	Authorized

The authorized share capital of the Company consists of unlimited number of common shares and unlimited number of preference shares, issuable in series, with no par value. All share, option and warrant amounts are presented in thousands.

The holders of common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other share ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividend as and when declared by the board of directors, out of the assets of the Company properly applicable to payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding up of the Company.

In April 2013 the Company completed a short-form prospectus offering which included 50,219 common shares of the Company priced at C$1.35 per share for gross aggregate proceeds of C$67,795.

As of June 30, 2013 the Company had 252,101 common shares issued and outstanding (December 31, 2012 – 201,882).

b)	Share purchase warrants

As part of the Offering disclosed in Note 16, the Company issued to the investors 8,400 Warrants, each of which is exercisable to acquire one common share of the Company at a price of $6.65 until March 1, 2017.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

As of June 30, 2013, the Company had 8,400 Warrants outstanding (December 31, 2012 – 8,400).

In February 2013, all of the 945 broker warrants that were outstanding at December 31, 2012 expired unexercised.

In April 2013, the Company issued 735 broker warrants of which each are exercisable to acquire one common share of the Company at a price of Cdn$3.25 until February 24, 2015.

c)	Earnings/(loss) per share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the three month period ended June 30, 2013, amounting to 238,304 (June 30, 2012 – 200,533) common shares and for the six month period ended June 30, 2013 amounting to 220,194 (June 30, 2012 – 199,900) common shares. Diluted earnings/(loss) per share was calculated using the treasury stock method. The diluted weighted average number of common shares outstanding for the three and six-month periods ended June 30, 2013 is 238,304 and 220,194 common shares, respectively (three and six-month periods ended June 30, 2012 – 203,388 and 203,071 common shares, respectively).

19.	Share-based payments

a)	Stock Option Plan

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the option, and the exercise of the options granted is not dependent on any performance-based criteria. In accordance with these programs, options are exercisable at a price not less than the closing market price of the shares on the day prior to the grant date.

Under this Stock Option Plan, 75% of options granted to each optionee vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. Options granted typically have a contractual life of five years from the date of grant.

The following tables summarize information about stock options:

For the six months ended June 30, 2013:

							Weighted
							average
							remaining
	Opening	During the Year				Closing	contractual	Vested &
Exercise Price (Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
1.10 - 2.35	4,003	-	-	-	-	4,003	1.72	4,003	-
2.40 - 4.75	10,616	-	-	(441)	-	10,175	3.86	6,205	3,970
	14,619	-	-	(441)	-	14,178	3 .26	10,208	3 ,970
Weighted Average Exercise Price (Cdn$)	3.79	-	-	2 .51	-	3.79	-	3.53	4.47

For the six months ended June 30, 2012:

							Weighted
							average
							remaining
	Opening	During the Year				Closing	contractual	Vested &
Exercise Price (Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
1.10 - 2.35	8,044	-	(2,978)	-	-	5,066	2.49	5,066	-
2.40 - 4.75	3,099	6,292	(593)	(232)	-	8,566	4.4	823	7,743
12.00 - 15.00	335	-	-	-	(35)	300	0.15	300	-
	11,478	6,292	(3,571)	(232)	(35)	1 3,932	3.61	6 ,189	7,743
Weighted Average Exercise Price (Cdn$)	2.33	4.73	2.35	4 .58	1.97	3.75	-	2.75	4.55

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price based on the historic share price movement, the term of the stock option, the expected life based on past experience, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate as per the Bank of Canada for the term of the stock option.

There were no stock options granted during the six-month period ended June 30, 2013. The assessed fair value, using the Black-Scholes option pricing model of stock options granted during the six month period ended June 30, 2012 was a weighted average Cdn$2.30 per stock option.

During the three and six-month periods ended June 30, 2013, the Company recognized in the consolidated statement of comprehensive income/(loss) an expense of $1,921 and $2,600, respectively (three and six-month periods ended June 30, 2012 - $1,794 and $3,146, respectively) representing the fair value at the date of grant of stock options previously granted to employees, directors and officers under the Company’s Stock Option Plan. In addition, an amount of $1,244 for the six-month period ended June 30, 2013 (six-month period ended June 30, 2012 – $4,503) related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized to the exploration and evaluation asset and to mine under construction.

These amounts were credited accordingly to contributed surplus in the interim condensed consolidated statements of financial position.

b)	Share Appreciation Rights Plan

In June 2013, the Company established an incentive Share Appreciation Rights (“SARs”) Plan under which non-transferable SARs may be granted to directors, officers, or employees of the Company or any of its subsidiaries. No amounts are paid or payable by the recipient on receipt of the SAR, and the exercise of the SARs granted is not dependent on any performance-based criteria.

Under this SARs Plan, all of the SARs granted to date vest on the 12 month anniversary of their grant date. SARs granted to date have a contractual life of two years from the date of grant.

The following tables summarize information about SARs:

							Weighted
							average
							remaining
	Opening	During the Year				Closing	contractual	Vested &
Exercise Price (Cdn$)	Balance	Granted	Exercised	Forfeiture	Expired	Balance	life (years)	Exercisable	Unvested
$2.30	-	500	-	-	-	500	1.95	-	500
	-	500	-	-	-	500	1 .95	-	500
Weighted Average Exercise Price (Cdn$)	-	2.3	-	-	-	2.3	-	-	2.3

The model inputs for SARs granted during the six-month periods ended June 30, 2013 and June 30, 2012 included:

The model inputs for SARs granted during the six-month periods ended June 30, 2013 and June 30, 2012 included:

Period ended	June 30, 2013	June 30, 2012
Risk free interest rate	1.09%	-
Expected life	2 years	-
Annualized volatility	69.61%	-
Dividend yield	0.00%	-
Forfeiture rate	2.00%	-
Grant date fair value	0.188	-

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The expected price volatility is based on the historic volatility (based on the remaining life of the SARs), adjusted for any expected changes to future volatility due to publicly available information.

During the three and six-month periods ended June 30, 2013, the Company recognized in the consolidated statement of comprehensive income/(loss) a net expense of $48 and $48, respectively (three and six-month periods ended June 30, 2012 - $nil) representing the fair value at the date of grant of SARs, less changes in fair value, previously granted under the Company’s SARs Plan.

20.	Commitments and contingencies

The Company has entered into a number of leases for buildings with renewal terms whereby the lease agreements can be extended based on market prices at the time of renewal. There are no restrictions placed upon the lessee by entering into these leases.

The Company's future minimum operating lease commitments for office premises as at June 30, 2013 are as follows:

2013	$67
2014	$101
2015	$68
$236

The Company is committed to the payment of surface fees and taxes on its 14 exploration permits. The surface fees and taxes are required to be paid annually under the Congo Mining Code in order to keep exploration permits in good standing.

In addition to the above matters, the Company and its subsidiaries are also subject to routine legal proceedings and tax audits. The Company does not believe that the outcome of any of these matters, individually or in aggregate, would have a material effect on its consolidated income/losses, cash flow or financial position.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

21.	Segmented reporting

The Company has three operating segments: mining operations, mineral exploration, and the development of precious metal projects in the Congo. The operations of the Company are located in two geographic locations: Canada and the Congo. The Company’s head office is located in Canada and is not an operating segment. All of the Company’s operating revenues are earned from production in the Congo and its mining and exploration and development projects are located in the Congo. All of the Company’s revenues from the sale of gold bullion in the Congo are to a single customer.

For the three months ended June 30, 2013
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	24,484	-	-	-	24,484
Operating expenses	(21,951)	-	-	-	(21,951)
Earnings from mine operations	2,533	-	-	-	2,533

Other expenses	(401)	-	-	(5,635)	(6,036)
Share-based payments	(547)	-	-	(374)	(921)
Transaction costs	-	-	-	(2,282)	(2,282)
Interest expense	(595)	-	-	(398)	(993)
Earnings/(loss) from operations	990	-	-	(8,689)	(7,699)

Share of loss from investment in associate	-	-	-	(31)	(31)
Dilution gain on investment in associate	-	-	-	(74)	(74)
Gain on change in fair value of derivative liability	-	-	-	5,447	5,447
Dividends paid	-	-	-	(697)	(697)
Earnings/(loss) for the period	990	-	-	(4,044)	(3,054)

Capital Expenditures	9,043	5,970	43,833	-	58,846

For the six months ended June 30, 2013
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	57,653	-	-	-	57,653
Operating expenses	(44,166)	-	-	-	(44,166)
Earnings from mine operations	13,487	-	-	-	13,487

Other expenses	(755)	-	-	(6,909)	(7,664)
Share-based payments	(1,322)	-	-	(1,278)	(2,600)
Transaction costs	-	-	-	(2,282)	(2,282)
Interest expense	(1,276)	-	-	(1,073)	(2,349)
Earnings/(loss) from operations	10,134	-	-	(11,542)	(1,408)

Share of loss from investment in associate	-	-	-	(52)	(52)
Dilution gain on investment in associate	-	-	-	(74)	(74)
Loss on disposition of property, plant, and equipment	-	-	-	(1)	(1)
Gain on change in fair value of derivative liability	-	-	-	5,447	5,447
Dividends paid	-	-	-	(697)	(697)
Earnings/(loss)for the period	10,134	-	-	(6,919)	3,215

Capital Expenditures	15,542	10,464	77,732	-	103,738

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

For the three months ended June 30, 2012
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	-	-	-	-	-
Operating expenses	-	-	-	-	-
Earnings from mine operations	-	-	-	-	-

Other expenses	-	-	-	(2,480)	(2,480)
Share-based payments	-	-	-	(1,794)	(1,794)
Interest income	-	-	-	98	98
Loss from operations	-	-	-	(4,176)	(4,176)

Share of loss from investment in associate	-	-	-	(44)	(44)
Dilution gain on investment in associate	-	-	-	49	49
Loss on disposition of capital asset	-	-	-	-	-
Loss for the period	-	-	-	(4,171)	(4,171)

Capital Expenditures	31,105	7,716	19,428	92	58,341

For the six months ended June 30, 2012
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Revenue	-	-	-	-	-
Operating expenses	-	-	-	-	-
Earnings from mine operations	-	-	-	-	-

Other expenses	-	-	-	(4,602)	(4,602)
Share-based payments	-	-	-	(3,146)	(3,146)
Interest income	-	-	-	137	137
Loss from operations	-	-	-	(7,611)	(7,611)

Share of loss from investment in associate	-	-	-	(79)	(79)
Dilution gain on investment in associate	-	-	-	49	49
Loss on disposition of capital asset	-	-	-	-	-
Loss for the period	-	-	-	(7,641)	(7,641)

Capital Expenditures	58,905	15,018	28,294	97	102,314

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

Certain items from the Company’s statements of financial position are as follows:

June 30, 2013
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	290,153	108,154	267,864	1,353	667,524
Total assets	324,876	113,846	284,044	34,926	757,692
Provision for closure and reclamation	(809)	-	(836)	-	(1,645)
Long-term debt	-	-	-	(156,642)	(156,642)
Long-term portion of bank loan	-	-	(11,250)	-	(11,250)

December 31, 2012
	Mining Operations	Exploration	Development	Corporate	Total
	$	$	$	$	$
Total non-current assets	286,516	97,945	189,116	1,579	575,156
Total assets	325,976	102,397	196,394	11,020	635,787
Provision for closure and reclamation	(777)	-	-	-	(777)
Long-term debt	-	-	-	(154,685)	(154,685)

Geographic segmentation of non-current assets is as follows:

June 30, 2013
	Property, Plant and Equipment	Mine Under Construction	Exploration and Evaluation	Investment in Associate	Total
	$	$	$	$	$
Congo	312,017	247,957	106,197	-	666,171
Canada	93	-	-	1,260	1,353
	312,110	247,957	106,197	1,260	667,524

December 31, 2012
	Property, Plant and Equipment	Mine Under Construction	Exploration and Evaluation	Investment in Associate	Total
Congo	307,619	170,225	95,733	-	573,577
Canada	120	-	-	1,459	1,579
	307,739	170,225	95,733	1,459	575,156

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

22.	Production costs

Production costs for the Company’s Twangiza Mine for the three and six-month periods ended June 30, 2013 and 2012 are as follows:

	Three Months Ended		Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	$	$	$	$
Raw materials and consumables	7,562	-	14,901	-
Salaries	3,983	-	8,073	-
Contractors	2,691	-	5,046	-
Other	1,029	-	3,720	-
	15,265	-	31,740	-

23.	General and administrative expenses

	Three Months Ended		Six Months Ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
	$	$	$	$
Salaries and employee benefits	(4,199)	(605)	(4,762)	(1,420)
Consulting, management, and professional fees	(262)	(274)	(549)	(509)
Office and sundry	(227)	(310)	(627)	(751)
Depreciation	(12)	(11)	(25)	(15)
Other	(698)	(544)	(1,270)	(1,038)
	(5,398)	(1,744)	(7,233)	(3,733)

24.	Financial risk management objectives and policies

a)	Fair value of financial assets and liabilities

The consolidated statements of financial position carrying amounts for cash and cash equivalents, advances and accounts receivable, balances due from related parties, and accounts payable, accrued liabilities, and due to related parties approximate fair value due to their short-term nature.

Fair value hierarchy

The following provides a description of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair values of financial assets and liabilities carried at amortized cost are approximated by their carrying values.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

The following table provides information about financial assets and liabilities measured at fair value in the statement of financial position and categorized by level according to the significance of the inputs used in making the measurements:

	June 30, 2013
	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant other unobservable inputs (Level 3)
	$	$	$
Financial assets
Investment in associate	1,685	-	-
Financial liabilities
Long-term debt	-	101,162	-
Preferred shares	-	27,453	-

b)	Risk Management Policies

The Company is sensitive to changes in commodity prices and foreign-exchange. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. Although the Company has the ability to address its price-related exposures through the use of options, futures and forward contracts, it currently does not enter into such arrangements.

c)	Foreign Currency Risk

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Congolese francs and South African rand. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign exchange gains or losses are reflected as a separate component of the consolidated statement of comprehensive income/(loss). The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency exchange risk on net working capital as at June 30, 2013. The table below also provides a sensitivity analysis of a 10 percent variance of the US dollar against foreign currencies as identified by the amounts shown in the table below as at June 30, 2013.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	Canadian Dollar	South African Rand	Congolese Franc	Australian Dollar	European Euro
	CDN$	ZAR	CDF	AUD	EUR
Cash and cash equivalents	35,242	20	88,104	-	-
Prepaid expenses	66	33,260	-	-	-
Accounts payable	(1,034)	(66,127)	-	800	(8)
Retention allowance	(611)	-	-	-	-
Total foreign currency financial assets and liabilities	33,663	(32,847)	88,104	800	(8)
Foreign exchange rate at June 30, 2013	1.0512	0.1012	0.0020	0.9167	1.3010
Total foreign currency financial assets and liabilities in US $	35,387	(3,324)	175	733	(10)
Impact of a 10% variance of the US $ on net earnings	3,539	(332)	17	73	(1)

d)	Credit Risk

Financial instruments, which are potentially subject to credit risk for the Company, consist primarily of cash and cash equivalents and advances and accounts receivable. Cash and cash equivalents are maintained with several financial institutions of reputable credit and may be redeemed upon demand. Cash and cash equivalents are held in Canada, the Congo and South Africa. The sale of goods exposes the Company to the risk of non-payment by customers. Banro manages this risk by monitoring the creditworthiness of its customers. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

The Company limits its exposure to credit risk on investments by investing only in securities rated R1 (the highest rating) by credit rating agencies such as the DBRS (Dominion Bond Rating Service). Management continuously monitors the fair value of its investments to determine potential credit exposures. Short-term excess cash is invested in R1 rated investments including money market funds, bankers’ acceptances and other highly rated short-term investment instruments. Any credit risk exposure on cash balances is considered negligible as the Company places deposits only with major established banks in the countries in which it carries on operations.

The carrying amount of financial assets represents the maximum credit exposure. The Company’s gross credit exposure at June 30, 2013 and December 31, 2012 is as follows:

	June 30, 2013	December 31, 2012
	$	$
Cash and cash equivalents	43,182	27,049
Advances and accounts receivable	8,506	7,203
	51,688	34,252

e)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company attempts to ensure that there is sufficient cash to meet its liabilities when they are due and manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. Temporary surplus funds of the Company are invested in short-term investments. The Company arranges the portfolio so that securities mature approximately when funds are needed. The key to success in managing liquidity is the degree of certainty in the cash flow projections. If future cash flows are fairly uncertain, the liquidity risk increases. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents, existing credit facilities and capital markets. Excluding long-term debt and one bank loan, all other financial obligations of the Company including accounts payable of $33,627, accrued liabilities of $12,810, bank loans of $18,750 and due to related parties of $627 are due within one year.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

f)	Mineral Property Risk

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the Congo has experienced two wars and significant political unrest. Operating in the Congo may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

g)	Market Risk

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rate and share based payment costs.

h)	Commodity price risk

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. To date the Company has not adopted specific strategies for controlling the impact of fluctuations in the price of gold.

	For the three months ended		For the six months ended
	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
Net Income/(Loss)	(3,054)	(4,171)	3,215	(7,641)
Impact of a 10% weakening of the spot price of gold	(2,448)	-	(5,765)	-
Net Loss after impact	(5,503)	(4,171)	(2,550)	(7,641)

The Company does not have any financial derivatives to manage commodity price risk.

i)	Title risk

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds concessions or other mineral licenses, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties. The Company relies on title opinions by legal counsel who base such opinions on the laws of countries in which the Company operates.

j) Capital Management

The Company manages its common shares, warrants and stock options as capital. The Company’s policy is to maintain a sufficient capital base in order to meet its short term obligations and at the same time preserve investors’ confidence required to sustain future development of the business.

Banro Corporation

Notes to the Interim Condensed Consolidated Financial Statements

For the three and six month periods ended June 30, 2013

(Expressed in thousands of U.S. dollars, except per share amounts) (unaudited)

	June 30, 2013	December 31, 2012
	$	$
Share capital	518,693	456,738
Warrants	13,252	13,252
Contributed surplus	41,511	37,610
Deficit	(81,108)	(84,323)
	492,348	423,277

25.	Non-cash transactions

During the periods indicated the Company undertook the following significant investing and financing non-cash transactions:

		Three-month periods ended		Six-month periods ended
	Note	June 30, 2013	June 30, 2012	June 30, 2013	June 30, 2012
		$	$	$	$
Depreciation included in exploration and evaluation assets	11	216	140	431	266
Depreciation included in mine under construction	12	1,520	1,317	2,984	2,517
Share-based compensation included in exploration and evaluation assets	18	134	391	426	700
Share-based compensation included in mine under construction assets	18	306	1,584	778	3,346
Employee retention allowance	14	356	90	504	272

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